United States securities and exchange commission logo





                               July 11, 2023

       Steven D. Kunzman
       President and CEO
       Central Plains Bancshares, Inc.
       221 South Locust Street
       Grand Island, Nebraska 68801

                                                        Re: Central Plains
Bancshares, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 14, 2023
                                                            File No. 333-272636

       Dear Steven D. Kunzman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed June 14, 2023

       Cover Page

   1. Please disclose on the cover page, and as appropriate throughout the registration statement, if your
offering is contingent on receipt of certification to list on Nasdaq.
 Steven D. Kunzman
FirstName  LastNameSteven    D. Kunzman
Central Plains Bancshares, Inc.
Comapany
July       NameCentral Plains Bancshares, Inc.
     11, 2023
July 11,
Page  2 2023 Page 2
FirstName LastName
How We Determined the Offering Range, page 5

2. Please briefly summarize the primary differences between the registrant and the peer group used by the appraiser.
Risk Factors
We are subject to stringent capital requirements, page 19

3. Please clarify in the risk factor how you currently meet your capital requirements, so investors may assess any risk.
Inflation can have an adverse impact on our business and on our customers, page
21

4. We note your risk factor indicating that inflation can have an adverse impact on your business and on your customers. Please update this risk factor to disclose if recent inflationary pressures have materially impacted your operations. In this regard, if applicable, discuss how your business has been materially affected by the various types of inflationary pressures you are facing.
Our funding sources may prove insufficient, page 24

5. Please clarify in the risk factor the current sufficiency of your funding sources so that investors may assess the risk.
 Steven D. Kunzman
FirstName  LastNameSteven    D. Kunzman
Central Plains Bancshares, Inc.
Comapany
July       NameCentral Plains Bancshares, Inc.
     11, 2023
July 11,
Page  3 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:      Ned Quint, Esq.